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                                                                    Exhibit 12.1

STATEMENTS RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Sunoco Logistics Partners L.P.

                                                                           Historical(a)                          Pro Forma(b)
                                                      -------------------------------------------------------     ------------
                                                                      Year Ended December 31,                      Year Ended
                                                      -------------------------------------------------------     December 31,
                                                        1997        1998        1999       2000        2001           2001
                                                      -------     -------     -------     -------     -------     ------------
                                                                   (in thousands, except ratios)
Fixed Charges:
  Combined interest cost and debt expense             $ 9,097     $ 7,525     $ 7,306     $12,349     $13,673     $19,362
  Interest allocable to rental expense(c)               1,402         932       1,199       1,803       1,234       1,234
                                                      -------     -------     -------     -------     -------     -------
    Total                                             $10,499     $ 8,457     $ 8,505     $14,152     $14,907     $20,596
                                                      =======     =======     =======     =======     =======     =======

Earnings:
  Combined income before income tax expense           $51,767     $61,007     $59,866     $49,003     $42,361     $46,527
  Equity in income of less than 50 percent owned
    affiliated company(d)                              (3,881)     (3,885)     (4,591)     (3,766)     (4,323)     (4,323)
  Dividends received from less than 50 percent
    owned affiliated company(d)                         2,958       4,612       4,730       3,749       4,254       4,254
  Fixed charges                                        10,499       8,457       8,505      14,152      14,907      20,596
  Interest capitalized                                   (395)       (408)       (819)     (1,659)     (1,140)     (1,140)
  Amortization of previously capitalized interest           1          13          21          33         127         127
                                                      -------     -------     -------     -------     -------     -------
    Total                                             $60,949     $69,796     $67,712     $61,512     $56,186     $66,041
                                                      =======     =======     =======     =======     =======     =======

Ratio of Earnings to Fixed Charges                       5.81        8.25        7.96        4.35        3.77        3.21
                                                         ====        ====        ====        ====        ====        ====

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(a)  The combined historical financial statements of Sunoco Logistics Partners
     L.P. and subsidiaries for the five years in the period ended December 31, 2001 reflect the historical cost-basis accounts of its predecessor, Sunoco Logistics (Predecessor).
(b) The pro forma financial statements of Sunoco Logistics Partners L.P. and subsidiaries assume the initial public offering by Sunoco Logistics Partners L.P., the notes offering by Sunoco Logistics Partners Operations L.P. and related transactions occurred on January 1, 2001.
(c) Represents one-third of total operating lease rental expense which is that portion deemed to be interest.
(d) Reflects amounts attributable to Explorer Pipeline Company, a 9.4% owned corporate joint venture accounted for by the equity method.